Exhibit 99.1

CORUS ENTERTAINMENT ANNOUNCES FISCAL 2010 FOURTH QUARTER AND YEAR-END RESULTS

•	Specialty advertising revenue growth of 22% in the fourth quarter and 9% for the fiscal year

•	Radio advertising growth of 6% in the fourth quarter

•	Subscriber growth of 6% in the fourth quarter and 10% for the fiscal year

•	Segment profit up 5% for the fiscal year and achieved within stated guidance range, despite additional regulatory fees and copyright tariffs of almost $7 million over the same period

•	Consolidated revenues increase 4% in the fourth quarter and 6% for the fiscal year

TORONTO, Oct. 27 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced its fourth quarter and year-end financial results today.

"The advertising recovery continued in the fourth quarter, particularly for our Specialty assets.  This continues a trend we have seen for three successive quarters," said John Cassaday, President and CEO of Corus Entertainment. "We have also seen a return to growth in western Canada radio markets.  Corus is well positioned to meet its guidance once again for fiscal 2011.  Ad markets continue to track well and we will benefit from our investment in technology at our newly opened Corus Quay facilities at Toronto's waterfront."

Financial Highlights

(unaudited)	Three months ended		Twelve months ended
(in thousands of Canadian dollars except per share amounts)	August 31,		August 31,
	2010	2009	2010	2009
Revenues
Radio	62,934	59,941	261,124	258,912
Television	139,855	135,488	575,097	530,014
Eliminations	-	(208)	-	(208)
	202,789	195,221	836,221	788,718
Segment profit
Radio	13,265	15,145	65,531	60,338
Television	46,955	46,712	226,679	209,145
Corporate	(8,639)	(4,434)	(28,141)	(18,293)
	51,581	57,423	264,069	251,190

Net income (loss)	6,812	18,733	126,734	(56,635)
Earnings (loss) per share
Basic	$ 0.08	$ 0.23	$ 1.57	$ (0.71)
Diluted	$ 0.08	$ 0.23	$ 1.56	$ (0.71)

Consolidated Results

Consolidated revenues for the three months ended August 31, 2010 were $202.8 million, up 4% from $195.2 million last year.  Consolidated segment profit was $51.6 million, down 10% from $57.4 million last year.  Net income for the quarter was $6.8 million ($0.08 basic and diluted), compared to net income of $18.7 million ($0.23 basic and diluted) last year. Net income for the current year's quarter includes a Radio tariff accrual of $7.9 million ($0.06 per basic share) and restructuring charges of $12.9 million ($0.10 per basic share).

Consolidated revenues for the twelve months ended August 31, 2010 were $836.2 million, up 6% from $788.7 million last year.  Consolidated segment profit was $264.1 million, up 5% from $251.2 million last year.  Net income for the fiscal year was $126.7 million ($1.57 basic and $1.56 diluted), compared to a net loss of $56.6 million (loss of $0.71 basic and diluted) last year.  Net income for the prior year includes a $172.5 million ($2.15 per basic share) after-tax broadcast license and goodwill impairment charge.

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company.  Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation.  The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX, CKOI, 98.5 FM, Q107 and 102.1 the Edge.  Corus creates engaging branded entertainment experiences for its audiences across multiple platforms.  A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B).  Experience Corus on the web at http://www.corusent.com/.

The unaudited consolidated financial statements and accompanying notes for the three and twelve months ended August 31, 2010 and Management's Discussion and Analysis are available on the Company's website at http://www.corusent.com/ in the Investor Relations section.

A conference call with Corus senior management is scheduled for October 27, 2010 at 4 p.m. ET.  While this call is directed at analysts and investors, members of the media are welcome to listen in.  The dial-in number for the conference call for North America is 1.800.919.1728 and for local/international callers is 416.981.9025.  PowerPoint slides for the call will be posted at 3:45 p.m. ET on October 27, 2010 and can be found on the Corus Entertainment website at http://www.corusent.com/ in the Investor Relations section.

This press release contains forward-looking information and should be read subject to the following cautionary language:

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements").  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)	As at August 31,	As at August 31,
(in thousands of Canadian dollars)	2010	2009
ASSETS
Current
Cash and cash equivalents	7,969	10,922
Accounts receivable	175,134	146,784
Income tax recoverable	1,781	7,267
Prepaid expenses and other	18,008	14,377
Program rights	159,726	146,195
Future tax asset	6,423	1,788
Total current assets	369,041	327,333

Tax credits receivable	39,597	26,698
Investments and other assets	22,699	23,693
Capital assets	161,585	76,450
Program rights	88,684	92,579
Film investments	100,454	92,180
Broadcast licenses	582,166	561,741
Goodwill	695,029	674,029
	2,059,255	1,874,703

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	203,422	171,055
Long-term debt	691,891	651,767
Other long-term liabilities	91,423	73,360
Future tax liability	98,516	102,842
Total liabilities	1,085,252	999,024

Non-controlling interest	18,055	21,401

SHAREHOLDERS' EQUITY
Share capital	856,655	840,602
Contributed surplus	11,780	17,303
Retained earnings	98,669	20,380
Accumulated other comprehensive income	(11,156)	(24,007)
Total shareholders' equity	955,948	854,278
	2,059,255	1,874,703

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars except per share amounts)	2010	2009	2010	2009
Revenues	202,789	195,221	836,221	788,718
Direct cost of sales, general and
administrative expenses	151,208	137,798	572,152	537,528
Depreciation	8,018	5,718	23,151	20,704
Interest expense	14,878	8,413	47,223	37,426
Broadcast license and goodwill impairment	-	-	-	175,000
Disputed regulatory fees	-	1,070	(16,194)	5,258
Debt refinancing loss	-	-	14,256	-
Restructuring charges	12,924	5,440	12,924	8,632
Other expense (income), net	7,627	4,267	14,972	(204)
Income before income taxes and
non-controlling interest	8,134	32,515	167,737	4,374
Income tax expense	(94)	12,227	35,119	56,350
Non-controlling interest	1,416	1,555	5,884	4,659
Net income (loss) for the period	6,812	18,733	126,734	(56,635)

Earnings (loss) per share
Basic	$ 0.08	$ 0.23	$ 1.57	$ (0.71)
Diluted	$ 0.08	$ 0.23	$ 1.56	$ (0.71)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars except per share amounts)	2010	2009	2010	2009
Net income (loss) for the period	6,812	18,733	126,734	(56,635)
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	516	192	(24)	718
Unrealized change in fair value of available-for-sale
investments, net of tax	(89)	102	200	(253)
Recognition of change in fair value of available-
for-sale assets in net income	-	(385)	-	1,692
Unrealized change in fair value of cash flow hedges,
net of tax	-	2,636	3,431	(6,014)
Recognition of change in fair value of cash flow
hedge in net income, net of tax	-	-	9,244	-
	427	2,545	12,851	(3,857)
Comprehensive income (loss) for the period	7,239	21,278	139,585	(60,492)

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Share capital
Balance, beginning of period	853,833	840,495	840,602	848,257
Issuance of shares under stock option plan	1,517	107	12,027	597
Shares repurchased	-	-	-	(8,450)
Issuance of shares under dividend reinvestment plan	1,275	-	3,731	-
Repayment of executive stock purchase loans	30	-	295	198
Balance, end of period	856,655	840,602	856,655	840,602

Contributed surplus
Balance, beginning of period	11,901	15,870	17,303	17,304
Stock-based compensation	235	1,441	907	5,154
Settlement and modification of long-term incentive plan	-	-	(4,659)	(5,138)
Exercise of stock options	(356)	(8)	(1,771)	(17)
Balance, end of period	11,780	17,303	11,780	17,303

Retained earnings
Balance, beginning of period	104,027	13,652	20,380	131,594
Net income for the period	6,812	18,733	126,734	(56,635)
Dividends	(12,170)	(12,005)	(48,445)	(47,946)
Share repurchase excess	-	-	-	(6,633)
Balance, end of period	98,669	20,380	98,669	20,380

Accumulated other comprehensive loss
Balance, beginning of period	(11,583)	(26,552)	(24,007)	(20,150)
Other comprehensive income (loss), net of tax	427	2,545	12,851	(3,857)
Balance, end of period	(11,156)	(24,007)	(11,156)	(24,007)

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income (loss) for the period	6,812	18,733	126,734	(56,635)
Add (deduct) non-cash items:
Depreciation	8,018	5,718	23,151	20,704
Broadcast license and goodwill impairment	-	-	-	175,000
Amortization of program rights	41,976	41,824	166,150	159,532
Amortization of film investments	12,330	9,821	38,456	25,545
Future income taxes	(550)	4,827	(14,167)	13,637
Non-controlling interest	1,416	1,555	5,884	4,659
Stock option expense	235	343	907	1,314
Imputed interest	2,709	1,910	8,635	7,054
Debt refinancing loss	-	-	14,256	-
Other losses (gains)	2,393	4,800	1,945	(432)
Net changes in non-cash working capital
balances related to operations	(5,511)	(2,790)	3,476	(4,649)
Payment of program rights	(41,765)	(45,616)	(167,310)	(189,583)
Net additions to film investments	(17,208)	(9,185)	(64,051)	(42,907)
Cash provided by operating activities	10,855	31,940	144,066	113,239

INVESTING ACTIVITIES
Additions to property, plant and equipment	(30,982)	(12,460)	(83,049)	(22,503)
Business combinations	(4,000)	(1,583)	(40,000)	(76,533)
Cash held in escrow	-	-	-	74,950
Net cash flows for investments and other assets	461	338	2,745	6,966
Decrease in public benefits associated with
acquisitions	259	(1,308)	(820)	(2,744)
Cash used in investing activities	(34,262)	(15,013)	(121,124)	(19,864)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	9,638	(29,921)	(444,938)	(40,219)
Issuance of senior unsecured guaranteed notes	-	-	500,000	-
Financing and swap termination fees	-	-	(30,997)	-
Issuance of shares under stock option plan	1,161	99	10,256	580
Shares repurchased	-	-	-	(15,083)
Dividends paid	(10,880)	(12,004)	(44,605)	(48,021)
Dividend paid to non-controlling interest	(960)	-	(10,220)	(2,994)
Other	(2,212)	3,444	(5,391)	3,642
Cash used in financing activities	(3,253)	(38,382)	(25,895)	(102,095)
Net change in cash and cash equivalents
during the period	(26,660)	(21,455)	(2,953)	(8,720)
Cash and cash equivalents, beginning of period	34,629	32,377	10,922	19,642
Cash and cash equivalents, end of period	7,969	10,922	7,969	10,922

CORUS ENTERTAINMENT INC.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars except per share amounts)

Three months ended August 31, 2010
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	62,934	139,855	-	-	202,789
Direct cost of sales, general
and administrative expenses	49,669	92,900	8,639	-	151,208
Segment profit	13,265	46,955	(8,639)	-	51,581
Depreciation	2,241	4,404	1,373	-	8,018
Interest expense	176	1,440	13,262	-	14,878
Restructuring charges	5,506	5,055	2,363	-	12,924
Other expense (income), net	2,419	1,585	3,623	-	7,627
Income before income taxes and
non-controlling interest	2,923	34,471	(29,260)	-	8,134

Three months ended August 31, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	59,941	135,488	-	(208)	195,221
Direct cost of sales, general
and administrative expenses	44,796	88,776	4,434	(208)	137,798
Segment profit	15,145	46,712	(4,434)	-	57,423
Depreciation	1,848	2,634	1,236	-	5,718
Interest expense	231	1,296	6,886	-	8,413
Disputed regulatory fees	563	507	-	-	1,070
Restructuring charges	5,440	-	-	-	5,440
Other expense (income), net	(146)	5,818	(1,405)	-	4,267
Income before income taxes and
non-controlling interest	7,209	36,457	(11,151)	-	32,515

Twelve months ended August 31, 2010
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	261,124	575,097	-	-	836,221
Direct cost of sales, general
and administrative expenses	195,593	348,418	28,141	-	572,152
Segment profit	65,531	226,679	(28,141)	-	264,069
Depreciation	7,088	10,000	6,063	-	23,151
Interest expense	788	5,091	41,344	-	47,223
Disputed regulatory fees	(8,901)	(7,293)	-	-	(16,194)
Debt refinancing loss	-	-	14,256	-	14,256
Restructuring charges	5,506	5,055	2,363	-	12,924
Other expense (income), net	2,488	2,148	10,336	-	14,972
Income before income taxes and
non-controlling interest	58,562	211,678	(102,503)	-	167,737

Twelve months ended August 31, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	258,912	530,014	-	(208)	788,718
Direct cost of sales, general
and administrative expenses	198,574	320,869	18,293	(208)	537,528
Segment profit	60,338	209,145	(18,293)	-	251,190
Depreciation	6,798	9,593	4,313	-	20,704
Interest expense	928	5,163	31,335	-	37,426
Broadcast license and goodwill impairment	175,000	-	-	-	175,000
Disputed regulatory fees	2,746	2,512	-	-	5,258
Restructuring charges	8,632	-	-	-	8,632
Other expense (income), net	(744)	853	(313)	-	(204)
Income before income taxes and
non-controlling interest	(133,022)	191,024	(53,628)	-	4,374

Revenues by segment
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Radio
West	22,251	21,881	93,470	100,544
Ontario	23,934	22,364	92,052	85,185
Quebec and other	16,749	15,696	75,602	73,183
	62,934	59,941	261,124	258,912

Television
Kids	58,497	58,648	240,568	222,925
Specialty and Pay	81,358	76,840	334,529	307,089
	139,855	135,488	575,097	530,014

Segment profit
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Radio
West	6,333	7,678	30,295	35,319
Ontario	7,257	8,219	27,417	23,681
Quebec and other	(325)	(752)	7,819	1,338
	13,265	15,145	65,531	60,338

Television
Kids	18,327	21,709	97,126	89,745
Specialty and Pay	28,628	25,003	129,553	119,400
	46,955	46,712	226,679	209,145

Revenues by type
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Advertising	99,353	90,238	435,024	418,992
Subscriber fees	71,946	67,995	283,170	257,471
Other	31,490	36,988	118,027	112,255
	202,789	195,221	836,221	788,718

%CIK: 0001100868

For further information:
John Cassaday President and Chief Executive Officer Corus Entertainment Inc. 416.479.6018	Tom Peddie, FCA Executive Vice President and Chief Financial Officer Corus Entertainment Inc. 416.479.6080

Sally Tindal Director, Communications Corus Entertainment Inc. 416.479.6107

CO: Corus Entertainment Inc.

CNW 07:00e 27-OCT-10